EXHIBIT 2.3

SETTLEMENT AGREEMENT and AMENDMENT TO PURCHASE AGREEMENT

THIS SETTLEMENT AGREEMENT and AMENDMENT TO PURCHASE AGREEMENT (the “Settlement Agreement”), dated as of July 22, 2005, by and among MARK C. WELDON (the “Seller”), P&F INDUSTRIES, INC., a Delaware corporation (“P&F”), and COUNTRYWIDE HARDWARE, INC., a Delaware corporation (“CWH” and together with P&F, the “Buyer”).

WHEREAS, the Seller and P&F entered into a Stock Purchase Agreement, dated as of May 3, 2002 (the “Purchase Agreement”), whereby CWH, as assignee of P&F’s interest therein, purchased from the Seller all of the outstanding shares of capital stock of Nationwide Industries, Inc., a Florida corporation (the “Company”).

WHEREAS, pursuant to Section 3 of the Purchase Agreement, the Seller is entitled to receive a Contingent Payment (as such term is defined therein).

WHEREAS, the Seller and the Buyer wish to compromise and come to a full and final settlement of the remaining Contingent Payment required under the Purchase Agreement, and to modify and amend the Purchase Agreement as set forth herein.

WHEREAS, the Seller, the Buyer and North Star Trust Company (the “Escrow Agent”) are parties to an Escrow Agreement, dated as of May 3, 2002 (the “Escrow Agreement”), pursuant to which the Seller deposited with the Escrow Agent, among other monies, five hundred thousand dollars ($500,000) pursuant to Section 2.1 of the Purchase Agreement (constituting the Tax Escrow, as such term is defined in the Purchase Agreement).

WHEREAS, the Buyer is willing to release the Tax Escrow to the Seller.

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties agree as follows:

1. Settlement Amount.  In full satisfaction of all amounts that are due or may become due from the Buyer to the Seller pursuant to Section 3 of the Purchase Agreement or otherwise, the Buyer shall pay to the Seller, and the Seller agrees to accept from the Buyer, the sum of one million two hundred fifty thousand dollars ($1,250,000) (the “Settlement Amount”).  The Settlement Amount will be paid simultaneously with the execution of this Settlement Agreement by wire transfer to an account designated by the Seller.

2. Tax Escrow.  Concurrently herewith, the Seller and the Buyer are executing and delivering to the Escrow Agent a letter pursuant to which the Escrow Agent is directed to deliver the Tax Escrow to the Seller.

3. Release.  (a)  In consideration of the foregoing, the Seller hereby releases and discharges the Buyer and the Company and each and every of their respective current and former representatives, officers, directors, shareholders, agents, attorneys, employees, subsidiaries and affiliates (collectively, the “Buyer Releasee”) from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liens, judgments, extents, executions, claims and demands whatsoever, in law, or equity, which, against the Buyer Releasee, the Seller and his successors, assigns, heirs and personal representatives ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing under, with respect to or in connection with Section 3 of the Purchase Agreement or otherwise.

(b) In consideration of the foregoing, subject to the provisions hereof, including, without limitation, Sections 4 through 7 hereof, the Buyer and the Company hereby release and discharge the Seller and each and every of its current and former representatives, officers, directors, shareholders, agents, attorneys, employees, subsidiaries and affiliates (collectively, the “Seller Releasee”) from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liens,  judgments, extents, executions, claims and demands whatsoever, in law, or equity, which, against the Seller Releasee, the Buyer and the Company and their respective successors and assigns ever had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing under, with respect to or in connection with Section 3 of the Purchase Agreement or otherwise.

4. Rights and Obligations.  Except as expressly provided for herein, nothing in this Settlement Agreement shall be construed to affect or limit any of the rights of the Buyer or the Company or the obligations of the Seller under, with respect to or in connection with the Purchase Agreement, including, without limitation, under Sections 7.7 (Covenant Not to Compete), 7.8 (Non-Solicitation of Employees), 9 (Indemnification) and 13 (Tax Matters) thereof, or under Sections 7 and 8 of the Employment Agreement, dated as of May 3, 2002, between the Company and the Seller (the “Employment Agreement).

5. Covenant Not to Compete; Non-Solicitation of Employees.   The parties reaffirm that the five (5) year period referred to in Sections 7.7 and 7.8 of the Purchase Agreement commenced on May 1, 2003, the day immediately following the date on which the Seller’s employment with the Company terminated.

6. Additional Restrictive Covenant.  Without limiting the generality of Section 7.8 of the Purchase Agreement and in addition to (and amending and modifying) the obligations of the Seller thereunder, in consideration of the Settlement Amount, the Seller agrees that at no time on or after the date hereof and prior to May 3, 2012 will he, directly or indirectly, (i) hire, retain or associate in a business relationship with Michael Muller (“Muller”), who was a sales manager of the Company at the time of the closing of the Purchase Agreement and is currently a vice president of the Company, or any entity with which Muller is or becomes in any manner associated (whether as a principal, officer, director, partner, joint venturer, stockholder, member, manager, employee, consultant, independent contractor, agent, representative or otherwise) (a “Muller Entity”), (ii) provide any monies (whether as an equity investment, a loan or otherwise in connection with a business relationship) to Muller or a Muller Entity, or (iii) advertise, promote or otherwise assist the establishment or operation of any business of Muller or any Muller Entity.  Notwithstanding the foregoing, no entity shall be deemed to be a Muller Entity unless (i) Muller, directly or indirectly, is a record or beneficial equity owner of the entity or is a participant in the operations or management of the entity (whether as a principal, officer, director, partner, joint venturer, stockholder, member, manager, employee, consultant, independent contractor, agent, representative or otherwise), and (ii) the entity is engaged in a business that is competitive with either the Company, a customer or potential customer of the Company, or a supplier or potential supplier of the Company.  The Seller acknowledges (i) that Muller possesses knowledge of trade secrets of the Company, (ii) that the restrictions provided for herein are reasonable to protect the legitimate business interests of the Company and the Buyer, and (iii) that the restrictions set forth in this Section relate (and relate back) to the sale by Seller to Buyer of the outstanding shares of capital stock of the Company.

7. Remedies.  (a)  The parties recognize that, because of the nature of the subject matter of Section 6 of this Settlement Agreement, it would be impracticable and extremely difficult to determine actual damages to the Buyer and the Company in the event of a breach or threatened breach thereof by the Seller.  Accordingly, in such event, the Buyer and the Company shall have the following rights and remedies:

(i) the right and remedy to have the provisions of Section 6 of this Settlement Agreement specifically enforced by any court having equity jurisdiction, by way of injunctive relief or otherwise without the necessity of proving damages or posting a bond or other security, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Buyer and the Company, and that money damages will not provide an adequate remedy to the Buyer or the Company;

(ii) the right and remedy to require the Seller and to account for and pay over to the Buyer all monies and other consideration derived or received by him as the result of any transactions constituting a breach of Section 6 of this Settlement Agreement, and the Seller hereby agrees to account for and pay over such monies and other consideration to the Buyer; and

(iii) the right to recover attorneys’ fees and expenses incurred in any action or proceeding in which the Buyer and/or the Company seeks to enforce its rights under Section 6 of this Settlement Agreement.

(b) In addition, without limiting any of the rights and remedies provided for in paragraph (a) hereof, in the event that the Seller (i) defends any action brought by Buyer or the Company to enforce the provisions of Section 7.8 of the Purchase Agreement (as amended by this Settlement Agreement) on any grounds that include the unenforceability of such provisions, or (ii) institutes any action or proceeding in which he seeks to challenge the enforceability of any of the provisions of Section 6 hereof (either being a “Challenge”), the Seller shall be obligated to repay to the Buyer the Settlement Amount.  In addition, in the event of a Challenge, the Buyer and the Company shall have the right to recover from the Seller their attorneys’ fees and expenses incurred in connection therewith.

(c) Each of the rights and remedies enumerated above shall be independent of the other, and shall be severally enforceable, and all of such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Buyer and the Company under law or in equity, whether under the Purchase Agreement, the Employment Agreement or otherwise.

8. Severability.  If any provision, or part thereof, of this Settlement Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and not in any way affect or render invalid or unenforceable any other provisions of this Settlement Agreement, and this Settlement Agreement shall be carried out as if such invalid or unenforceable provision, or part thereof, had been reformed, and any court of competent jurisdiction is authorized to so reform such invalid or unenforceable provision, or part thereof, so that it would be valid, legal and enforceable to the fullest extent permitted by applicable law.

9. Waiver.  The failure of the Buyer or the Company at any time or times to require performance of any provision hereof shall in no manner affect the right of the Buyer or the Company at a later time to enforce the same.  No waiver of any nature, in any one or more instances, of any covenant shall be deemed to be or construed as a further or continuing waiver of such covenant, or of any breach of any other provision of this Settlement Agreement.

10. Headings.  The headings or captions under sections of this Settlement Agreement are for convenience of reference only and do not in any way modify, interpret or construe the intent of the parties or affect any of the provisions of this Settlement Agreement.

11. Facsimile Signatures.  Signatures hereon which are transmitted via facsimile shall be deemed original signatures.

12. Entire Agreement.  This Settlement Agreement constitutes the entire agreement among the parties concerning the subject matter hereof.  This Settlement Agreement may not be changed except by a written instrument executed by the parties hereto.  No waiver of any of the provisions of this Settlement Agreement shall be valid unless in writing and signed by the Buyer.

13. Successors and Assigns.  This Settlement Agreement shall be binding upon and inure to the benefit of the parties, and their respective successors, assigns, heirs and personal representatives.

14. Choice of Law.  This Settlement Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, excluding choice of law principles thereof. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Settlement Agreement, and consent to the jurisdiction of, the court of the United States of America for the Middle District of Florida.

15. Counterparts.  This Settlement Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

16. Representation by Counsel; Interpretation.  The parties acknowledge that they have been represented by counsel, or have been accorded the opportunity to be represented by counsel, in connection with this Settlement Agreement. Accordingly, any rule or law or any legal decision that would require the interpretation of any claimed ambiguities in this Settlement Agreement against the party that drafted it has no application and is expressly waived by the parties.  The provisions of this Settlement Agreement shall be interpreted in a reasonable manner to give effect to the intent of the parties hereto.

17. Third Party Beneficiary.  The Company is an intended third party beneficiary of, and shall be entitled to enforce, the provisions hereof.

Remainder of page intentionally left blank.  Signature page follows.

IN WITNESS WHEREOF, the parties have caused this Settlement Agreement to be executed as of the date first above written.

/s/ Mark C. Weldon
Mark C. Weldon

P&F INDUSTRIES, INC.

By:	/s/ Joseph A. Molino, Jr.
Name: Joseph A. Molino, Jr.
Title: Vice President

COUNTRYWIDE HARDWARE, INC.

By:	/s/ Joseph A. Molino, Jr.
Name: Joseph A. Molino, Jr.
Title: Vice President